As filed with the Securities and Exchange Commission on July 13, 1995

					       Registration No. 33-58715



		    SECURITIES AND EXCHANGE COMMISSION
			  WASHINGTON, D.C. 20549

			      Amendment No. 4

				    to
				 FORM S-3
			  REGISTRATION STATEMENT
				   UNDER
			THE SECURITIES ACT OF 1933

			      --------------

			       MERCOM, INC.
	  (Exact name of Registrant as specified in its charter)

	       Delaware                            38-2728175
    (State or other jurisdiction of             (I.R.S. Employer
    incorporation or organization)             Identification No.)

			    105 Carnegie Center
		       Princeton, New Jersey  08540
			      (609) 734-3700
	    (Address, including zip code, and telephone number,
     including area code of Registrant's principal executive offices)

			      --------------

			    Raymond B. Ostroski
			 Executive Vice President
			    and General Counsel
			    105 Carnegie Center
		       Princeton, New Jersey  08540
			      (609) 734-3700
		    (Name, address, including zip code,
			   and telephone number,
		     including area code, of agent for
				 service)

			      --------------

				 Copy to:
			     Peter R. Douglas
			   Davis Polk & Wardwell
			   450 Lexington Avenue
			 New York, New York 10017
			      (212) 450-4000

			      --------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]


	 This Registration Statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.


PROSPECTUS (Subject to Completion)

Issued July 13, 1995


			       2,393,530 Shares
				 Mercom, Inc.
				 Common Stock




	 Mercom, Inc., a Delaware corporation (the "Company"), is distributing to holders of record ("Holders") of shares of its Common Stock, par value $1.00 per share (the "Common Stock"), non-transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of the Common
Stock for a price of $[   ] per share (the "Subscription Price").  Such
shareholders will receive one Right for every share of Common Stock held by them as of the close of business on July 20, 1995 (the "Record Date"). Rights holders may purchase one share of Common Stock for each whole Right held upon payment of the Subscription Price (the "Basic Subscription Privilege"). Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for additional shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." The Rights will be evidenced by non-transferable certificates. Once a holder has exercised any Rights, such exercise may not be revoked, unless (i) a material change in the terms of the Rights Offering adversely affecting such Rights holder has been made or (ii) C-TEC (as defined below) does not exercise the Basic Subscription Privilege in respect of the Rights it receives or does not exercise the Oversubscription Privilege to purchase all other shares of Common Stock offered hereby.

	 The Rights will expire at 5:00 p.m., New York City time, on August 10, 1995, unless extended (as it may be extended, the "Expiration Date"), provided that the Expiration Date shall in no event be later than September 8, 1995. Shareholders who do not exercise their Rights will relinquish the value inherent in the Rights. See "Risk Factors--Dilution." The Company currently has a negative net worth. The net tangible book value of the shares of Common Stock as of March 31, 1995 was a deficiency of approximately $(15,900,000), or $(6.63) per share. See "Dilution."


	 As of the date hereof, C-TEC Corporation, a Pennsylvania corporation ("C-TEC"), indirectly owned, through C-TEC Properties, Inc., a Delaware corporation and wholly owned subsidiary of C-TEC (C-TEC and C-TEC Properties, Inc. are referred to collectively herein as "C-TEC" except as the context otherwise requires), 1,044,194 shares of Common Stock, representing 43.63% of
the outstanding Common Stock.      C-TEC effectively controls the Company.
C-TEC will receive 1,044,194 Rights in respect of the shares of Common Stock it owns. C-TEC has agreed with the Company to exercise the Rights it receives
for an aggregate subscription price of $[      ] and to exercise the
Oversubscription Privilege to purchase at the Subscription Price all other shares of Common Stock being offered for sale hereby. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. It is likely that the Rights Offering will result in C-TEC owning over 50% of the Common Stock and having actual control of the Company. If no Rights are exercised by other stockholders and all shares of Common Stock offered hereby are purchased by C-TEC, C-TEC will beneficially own 3,437,724 shares of Common Stock (including shares owned prior to the Rights Offering), representing approximately 71.81% of the outstanding shares of Common Stock of the Company.

	 The Common Stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.) under the symbol "MEEO." On April 18, 1995, the last day on which bid and ask prices were quoted prior to the public announcement of the Rights Offering, the closing bid price of the Common Stock on the OTC Bulletin Board was $3.75 per share and the closing ask price of the Common Stock on the OTC Bulletin Board was $4.25 per share. On ________ __, 1995, the closing bid price of the Common Stock on the OTC
Bulletin Board was $[   ] per share and the closing ask price of the Common
Stock on the OTC Bulletin Board was $[ ] per share. These are inter-dealer quotations, which do not reflect mark-up, mark-down or commissions and may not reflect actual transactions. Trading in the Common Stock has been limited and sporadic and thus does not constitute an established public trading market.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
	 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
	     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     SHAREHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS IN FULL WILL EXPERIENCE
      DILUTION IN THEIR RELATIVE PERCENTAGE OWNERSHIP IN THE COMPANY UPON ISSUANCE OF THE COMMON STOCK TO SHAREHOLDERS EXERCISING THEIR RIGHTS.

      THE COMMON STOCK AND RIGHTS OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT DECISION, POTENTIAL INVESTORS SHOULD
	  CAREFULLY CONSIDER THE FACTORS SET FORTH IN "RISK FACTORS".


				   Underwriting Discounts     Proceeds to the
		 Price to Public     and Commissions            Company(1)
		 ---------------   ----------------------     ---------------

Per Share......  $                        N/A                  $
Total..........  $                        N/A                  $

(1) Before deduction of estimated expenses of $500,000 payable by the Company, including registration fees, NASD review fees, financial advisory, legal and accounting fees, subscription agent fees, information agent fees, printing expenses and other miscellaneous fees and expenses.


		 The date of this Prospectus is July __, 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


			     AVAILABLE INFORMATION

	 The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates.

	 The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock issuable upon exercise of the Rights. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein summarize all material elements of the relevant document but are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.


		      DOCUMENTS INCORPORATED BY REFERENCE

	 The following documents filed by the Company (File No. 0-17750) with the Commission pursuant to Section 13 of the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended on June 28, 1995, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995,
(iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on May 22, 1990,
(iv) the Company's Current Report on Form 8-K filed with the Commission on May 4, 1995, (v) the Company's Current Report on Form 8-K filed with the Commission on June 14, 1995 and (vi) the Company's Proxy Statement filed with the Commission on May 22, 1995.

	 All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

	 This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been incorporated by reference into this Prospectus except the exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Telephone requests for such copies should be directed to the Information Agent at (212) 929-5500 or (800) 322-2885, or, if made in writing, to MacKenzie Partners, Inc., 156 Fifth Avenue, 9th Floor, New York, NY 10010. Such requests may also be directed to Valerie C. Haertel, Director, Investor Relations at (609) 734-3816 or, if made in writing, to Mercom, Inc., 105 Carnegie Center, Princeton, New Jersey 08540, attention:
Valerie C. Haertel, Director, Investor Relations.

			      --------------

	 The Rights Offering is not being made, and Subscription Certificates will not be distributed, to residents of the State of California, as the California Department of Corporations has determined that the Rights Offering does not meet the requirements of the Code of Regulations promulgated under the California Corporate Securities Law of 1968, as amended.


			      PROSPECTUS SUMMARY

     The following material is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents incorporated in this Prospectus by reference.

			       RISK FACTORS

     There are substantial risks in connection with the Rights Offering that should be considered by prospective purchasers. The following is a summary of certain of such risks: (i) the Company has experienced net losses since 1989 and may incur net losses in the future; (ii) the Company's independent auditors have expressed substantial doubt about the Company's ability to continue as a going concern unless the debt and equity are restructured; (iii) the Company owes significant amounts under a litigation settlement agreement;
(iv) the Company does not expect to pay dividends in the foreseeable future and is prohibited under a credit agreement from doing so; (v) the cable television industry is highly competitive and the Company is subject to certain cable regulations that may have a material adverse effect; (vi) C-TEC effectively controls the Company, and its relationship with the Company may result in certain conflicts of interest; (vii) there is only a limited public market for the Common Stock and there can be no assurance that the market price of the Common Stock will not decline; and (viii) purchasers of the Common Stock in the Rights Offering will experience substantial dilution. See "Risk Factors."

				  THE COMPANY

	 The Company is a cable television operator with three cable systems in Southern Michigan serving 36,569 subscribers as of March 31, 1995 and one cable system in Port St. Lucie, Florida serving 1,235 subscribers as of March 31, 1995 (the "Systems"). The Michigan Systems are operated through the Company's wholly owned subsidiary, Communications and Cablevision, Inc. ("CCV"). The Florida System is operated through a wholly owned subsidiary, Mercom of Florida, Inc. As of March 31, 1995, the Systems had 37,804 subscribers.

	 The three Michigan Systems provide cable service to Monroe, Allegan County and the Coldwater and Sturgis areas. The Florida System serves St. Lucie West, a planned community in Southeastern Florida, approximately 90 miles north of Palm Beach.

	 During 1993 and 1994, the Company restructured rates and channel offerings to comply with the basic rate regulations and to minimize the impact on revenue of the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"). The future impact of the Cable Act on the Company and the cable television industry is still unclear. The Company's 1994 and first quarter 1995 operating results were negatively affected by the Act. See "Risk Factors--Adverse Effect of Regulation." The Company believes it is in compliance with applicable rate regulation rules, but there can be no assurance that the Company's rates will not be challenged.

	 The Company's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms. To date, all of the Company's franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. During 1994, the Company completed negotiations with 10 communities resulting in franchise renewals on terms which are acceptable to the Company. The Company has 76 franchises, 14 of which were in the three-year Federal Communications Commission (the "FCC") franchise renewal window at December 31, 1994. No one franchise accounts for more than 12% of the Company's total revenue.

	 Competition for the Company's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Technological and regulatory changes are expected to increase competition. Direct broadcast satellite ("DBS"), which allows consumers to receive cable programming for a fee once they purchase or lease a receiving dish and a set-top terminal, may increase competition in the future. Two DBS companies launched their services in 1994. These services are generally available throughout the country, including areas in which the Company operates. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform. Also, the current regulatory environment appears to be fostering competition in cable television directly by telephone companies, and in telephone by cable companies. Regulation in a competitive environment is still evolving. The Company continues to monitor the progress of regulations affecting the telecommunications industry and continually reassesses its business plans to address future competition. It is impossible to quantify at this time the negative impact of these technological and regulatory developments on the cable television industry in general or on the Company in particular.

     As of March 31, 1995, the Company had 42 full-time employees, none of whom were represented by collective bargaining units.

     The Company's independent auditors have expressed substantial doubt about the Company's ability to continue as a going concern unless the debt and equity of the Company are restructured. The Company has on a number of occasions been unable to make scheduled payments under a Credit Agreement (as defined below) with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and has consequently had to reschedule such payments. See "Risk Factors--Going Concern Risks." On June 13, 1995, the Company and Morgan Guaranty entered into a Commitment Letter (the "Commitment Letter") pursuant to which they agreed, subject to certain conditions including the condition that the gross proceeds to the Company from the Rights Offering must be at least $8,500,000, to revise the scheduled maturity of the borrowings under the Credit Agreement. See "Recent Developments--Morgan Guaranty Debt Refinancing."

	 The Company's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey 08540 (telephone: (609) 734-3700).


			      THE RIGHTS OFFERING



Rights.................  Each record holder ("Holder") of Common Stock will
			 receive one non-transferable Right for every share of Common Stock held of record at the close of business on July 20, 1995 (the "Record Date"). An aggregate of 2,393,530 Rights will be distributed pursuant to the Rights Offering. Each Right will be exercisable for one share of Common Stock. An aggregate of 2,393,530 shares of Common Stock (the "Underlying Shares") will be sold upon exercise of the Rights assuming exercise of all Rights. The distribution of the Rights and sale of Underlying Shares is referred to herein as the "Rights Offering." See "The Rights Offering--The Rights."


Basic Subscription
  Privilege............  Rights holders are entitled to purchase for the
			 Subscription Price one share of Common Stock for each Right held (the "Basic Subscription Privilege"). See "The Rights Offering--Subscription
			 Privileges--Basic Subscription Privilege."

Oversubscription
  Privilege............  Each holder of Rights who elects to exercise in full
			 his or her Basic Subscription Privilege may also subscribe at the Subscription Price for additional Underlying Shares available as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares will be prorated among holders who exercise their Oversubscription Privilege based on the respective numbers of Rights exercised by such holders pursuant to the Basic Subscription Privilege. See "The Rights Offering--Subscription
			 Privileges--Oversubscription Privilege."

Subscription Price.....  $[   ] in cash per share of Common Stock subscribed
			 for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege.

Shares of Common Stock
  Outstanding after
  Rights Offering......  A total of 4,787,060 shares.

C-TEC Rights Exercise
  Agreement............  The Company and C-TEC have entered into a Rights
			 Exercise Agreement dated as of the date hereof (the "C-TEC Rights Exercise Agreement").
			 Pursuant to the Rights Exercise Agreement, and subject to the terms and conditions set forth therein, C-TEC has agreed to exercise the 1,044,194 Rights it will receive in respect of the shares of Common Stock currently owned by C-TEC for an aggregate subscription price of $[ ] and to exercise the Oversubscription Privilege to subscribe for all other Underlying Shares.
			 See "The Rights Offering--C-TEC Rights Exercise Agreement." The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--
			 Oversubscription Privilege." If C-TEC does not exercise the Basic Subscription Privilege in respect of the Rights it receives or does not exercise the Oversubscription Privilege to subscribe for all other Underlying Shares, each other Rights holder who has previously exercised Rights will be provided the opportunity to revoke such exercise.

Non-Transferability of
  Rights...............  The Rights are non-transferable.  See "The Rights
			 Offering--Non-Transferability of Rights."


Record Date............  July 20, 1995.

Expiration Date........  August 10, 1995, at 5:00 p.m., New York City time,
			 unless extended (as it may be extended, the "Expiration Date"), provided that the Expiration Date shall in no event be later than September 8, 1995.


Procedure for Exer-
  cising Rights........  Basic Subscription Privileges and Oversubscription
			 Privileges may be exercised by properly
			 completing and signing the Subscription Certificate evidencing the Rights (a "Subscription Certificate") and forwarding such Subscription Certificate (or following the Guaranteed Delivery Procedures), with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent on or prior to the Expiration Date. Any Rights holder subscribing for an aggregate of more than 25,000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 25,000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such number of Underlying Shares in excess of 25,000 subscribed for pursuant to the Oversubscription Privilege until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. The Company has agreed pursuant to the C-TEC Rights Exercise Agreement to grant such a waiver to C-TEC. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. No interest will be paid on funds delivered in payment of the Subscription Price. See "The Rights Offering--Exercise of Rights."

			 Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked, unless (i) a material change in the terms of the Rights Offering adversely affecting such Rights holder has been made or (ii) C-TEC does not exercise the Basic Subscription Privilege in respect of the Rights it receives or does not exercise the Oversubscription Privilege to subscribe for all other Underlying Shares. See "The Rights Offering--Exercise of Rights" and "The Rights Offering--No Revocation."

Procedure for Exer-
  cising Rights by
  Foreign and Certain
  Other Shareholders.... Subscription Certificates will not be mailed to
			 Holders of Common Stock whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Holder must notify the Subscription Agent and must establish to the satisfaction of the Subscription Agent that such exercise is permitted under applicable law. If the procedures set forth in the preceding sentence are not followed prior to the Expiration Date, the Rights will expire. See "The Rights Offering--Foreign and Certain Other Shareholders."

Persons Holding Shares,
  or Wishing to Exer-
  cise Rights, Through
  Others...............  Persons holding shares of Common Stock and receiving
			 the Rights distributable with respect thereto, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common Stock personally who would prefer to have such institutions exercise the Rights on their behalf, should contact the appropriate institution or nominee and request it to effect the transactions for them. If a beneficial owner wishes to obtain a separate Subscription Right Certificate, such beneficial owner should contact the nominee as soon as possible and request that a separate Subscription Right Certificate be issued. A nominee may request any Subscription Right Certificate held by it to be split into such smaller denominations as it wishes, provided that the Subscription Right Certificate is received by the Subscription Agent, properly endorsed, no later than the Expiration Date. See "The Rights Offering--Exercise of Rights."

Issuance of Common
  Stock................  Certificates representing shares of Common Stock
			 purchased pursuant to the Basic Subscription
			 Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared. For shares purchased pursuant to the Oversubscription Privilege, delivery of certificates will occur as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. See "The Rights Offering--Subscription Privileges."

Use of Proceeds........  The net cash proceeds to the Company from the sale
			 of the shares of Common Stock offered hereby, after payment of fees and expenses, are estimated to be approximately $8,000,000. Such net proceeds will be used (i) to repay $5,000,000 of outstanding indebtedness to Morgan Guaranty under the Credit Agreement (as defined below) and (ii) to repay $2,287,000 of outstanding indebtedness to C-TEC under a demand note issued to C-TEC in March of 1995 (the "March C-TEC
			 Demand Note") and a demand note issued to C-TEC in June of 1995 (the "June C-TEC Demand Note" and together with the March C-TEC Demand Note, the "C-TEC Demand Notes"). The remaining proceeds of approximately $713,000 will be used for general corporate purposes including capital expenditures. C-TEC owns 43.63% of the outstanding Common Stock and effectively controls the Company. See "Use of Proceeds" and "Recent Developments."

Subscription Agent.....  The First National Bank of Boston.  See "Subscription
			 Agent."

Information Agent......  MacKenzie Partners, Inc.  See "Information Agent."


		 SELECTED FINANCIAL AND OPERATING INFORMATION

The following selected historical financial information as of and for the three months ended March 31, 1995 and 1994 is unaudited but, in the opinion of the Company's management, includes all recurring adjustments necessary for a fair presentation of the results of operations for such periods. Information as of and for the three months ended March 31, 1995 and 1994 has been derived from, and should be read in conjunction with, the Company's unaudited consolidated condensed financial statements for such periods, which are included in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1995, which report is incorporated by reference in this Prospectus. The results for such interim periods are not necessarily indicative of the results for the full fiscal year. The information as of and for the three fiscal years ended December 31, 1994 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1994, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as such Report was amended on June 28, 1995, which report as so amended is incorporated by reference in this Prospectus, and the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, which have been audited by independent public accountants and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, as previously filed with the Commission. The information with respect to the fiscal years ended December 31, 1991 and December 31, 1990 has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements for the three fiscal years ended December 31, 1993, 1992 and 1991, which have been audited by independent public accountants and are included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1993, 1992 and 1991, respectively, as previously filed with the Commission.


		   Summary Financial and Operating Data
	(dollars in thousands except per share and operating data)

										      Three Months
					    Year Ended December 31,                Ended March 31,(1)
			      ------------------------------------------------     -----------------

			      1990       1991       1992       1993       1994       1994      1995
			      ----       ----       ----       ----       ----       ----      ----

Consolidated Statement of
  Operations Data:
 Sales......................  $9,667    $11,041    $11,986    $12,606    $12,927    $3,162    $3,303
 Operating income before
  depreciation and
  amortization..............   3,256      3,588      4,790      5,116      5,052     1,195     1,200
 Depreciation and
  amortization..............   2,977      3,329      3,399      3,219      3,010       768       763
 Operating income...........     279        259      1,391      1,897      2,042       427       437
 Interest expense. . . . .     2,262      3,299      2,731      2,132      2,067       482       494
 Total other expenses,
  net.......................   3,762      9,865      2,535      2,116      2,704       461       532
 (Loss) before income
  taxes.....................  (3,483)    (9,606)    (1,144)      (219)      (662)      (34)      (95)
 Provision (benefit) for
  income taxes..............  (1,132)    (1,822)         0         17         (4)        0         0
 (Loss) before cumulative
  effect of change in
  accounting principle......  (2,351)    (7,784)    (1,144)      (236)      (658)      (34)      (95)
 Net (loss).................  (1,103)    (7,784)    (1,144)      (236)      (658)      (34)      (95)
 Net (loss) per share.......   (0.94)     (3.25)     (0.48)     (0.10)     (0.27)    (0.01)    (0.04)
Balance Sheet Data:
 Cash and temporary
  cash investments..........     115        226        376        989         96       819       836
 Total assets...............  30,557     26,657     23,873     22,244     19,823    21,588    19,869
 Total debt.................  29,281     30,200     29,847     28,184     25,926    27,680    25,926
 Common shareholders'
  capital deficiency........  (3,374)   (11,158)   (12,302)   (12,538)   (13,196)  (12,571)  (13,291)
Operating Data:(1)
 Homes passed(2)............  57,736     58,726     59,988     61,730     63,721    61,914    63,882
 Basic subscribers(3).......  32,319     33,692     34,118     34,714     37,324    35,431    37,804
 Basic subscribers as a
  percentage of homes
  passed....................   56.0%      57.3%      56.9%      56.2%      58.6%     57.2%     59.2%
 Tier subscribers(4)........  32,299     33,122     32,814     32,945     34,789    33,424    35,183
 Tier subscribers as a
  percentage of basic
  subscribers...............   99.9%      98.3%      96.2%      94.9%      93.2%     94.3%     93.1%
 Premium service
  units(5)..................  16,593     15,324     12,762     12,816     14,312    12,496    14,728
 Premium service units
  as a percentage of
  basic subscribers
  (pay to basic ratio)......   51.3%      45.5%      37.4%      36.9%      38.3%      35.3%     39.0%
 Average revenue per
  subscriber for
  the last month of
  the period(6).............  $27.64     $27.60     $30.05     $29.70     $29.36    $30.29    $29.26

- ----------------------

<F1>   (1) Unaudited.
<F2>   (2) A home is deemed to be "passed" by cable if it can be connected
	   to the distribution system without any further extension of the distribution plant.
<F3>   (3) A home with one or more television sets connected to a cable
	   television system is counted as one basic subscriber.
<F4>   (4) A home with one or more television sets receiving both basic and
	   tier service is counted as one tier subscriber.  Tier service
	   is not available in the St.  Lucie System.
<F5>   (5) A basic subscriber may purchase more than one premium service,
	   each of which is counted as a separate premium service unit. As a result, the pay-to-basic ratio can exceed 100%. A premium service unit includes only single channel services offered for a monthly fee.
<F6>   (6) Calculated by dividing total cable related revenues for the
	   relevant month by the number of basic subscribers at the end of such month.

				 RISK FACTORS

      The Common Stock offered hereby involves a high degree of risk.

Continuing Net Losses

      The Company has experienced net losses since 1989 and may incur net losses in the future. The Company incurred losses of $658,000, $236,000, $1,144,000, $7,784,000 and $1,103,000 for the years ended December 31, 1994,
1993, 1992, 1991 and 1990, respectively. There can be no assurance as to when, if ever, the Company will recognize a net profit.

Going Concern Risks

      The Company's independent auditors have expressed substantial doubt about the Company's ability to continue as a going concern unless the debt and equity of the Company are restructured. The Company has suffered recurring losses and has a shareholders' capital deficiency. The Company has on a number of occasions been unable to make scheduled payments under a Credit Agreement with Morgan Guaranty dated November 26, 1989 as amended on April 5, 1990, December 22, 1992, December 15, 1993, December 23, 1994 and March 31, 1995 (as amended, the "Credit Agreement") and has consequently had to reschedule such payments. On June 13, 1995, the Company and Morgan Guaranty entered into a Commitment Letter pursuant to which they agreed, subject to certain conditions including the condition that the gross proceeds to the Company from the Rights Offering must be at least $8,500,000, to revise the scheduled maturity of the borrowings under the Credit Agreement. See "Recent Developments--Morgan Guaranty Debt Refinancing." If the conditions specified in the Commitment Letter are not satisfied and the Credit Agreement is not amended in accordance with the terms of the Commitment Letter, the Company believes it will be unable to make the payments scheduled under the Credit Agreement. In such event, the Company would review all available options, which would include the sale of assets, the raising of equity and the issuance of subordinated debt, among other things. There can be no assurances under such circumstances that the Company would be able to pursue any such options successfully and thereby restructure its debt and equity. See "Recent Developments--Morgan Guaranty Debt Refinancing."

      Further, the Company has substantial liability under the Lahey Settlement Agreement (as defined below). See "Risk Factors--Substantial Litigation Liability" and "Recent Developments--Lahey Litigation and Settlement Agreement." Additionally, previous deferrals of capital expenditures due to the significant uncertainties regarding adequacy of working capital, along with the negative effect regulation will have on future rate increases and operating expenses (see "Risk Factors--Adverse Effect of Regulation"), will adversely affect future operating income.

Substantial Litigation Liability

      CCV, a subsidiary of the Company, was party to a lawsuit commenced in 1988 in the Circuit Court for the County of Ottawa, Michigan, relating to termination of Kenneth E. Lahey as president of CCV. On April 18, 1995, Mr. Lahey and the Company entered into a Settlement Agreement and Mutual Release (the "Lahey Settlement Agreement") pursuant to which the Company has agreed to cause CCV to make payments totaling $4.3 million in full satisfaction of all claims Mr. Lahey may have had against the Company or its affiliates. See "Recent Developments--Lahey Litigation and Settlement Agreement."

Prohibition on Payment of Dividends

      The Company has not paid dividends in recent years due to the Company's financial condition and does not expect to pay dividends in the foreseeable future. In addition, the Credit Agreement prohibits the payment of dividends on the Common Stock.

Highly Competitive Industry

      The cable television industry is highly competitive. Competition for the Company's services traditionally has come from a variety of providers including broadcast television, video cassette recorders and home satellite dishes. Technological and regulatory changes are expected to increase competition. Direct broadcast satellite, which allows consumers to receive cable programming for a fee once they purchase or lease a receiving dish and a set-top terminal, may increase competition in the future. Two DBS companies have launched their services in 1994. These services are generally available throughout the country, including areas in which the Company operates. In addition, recent changes in federal regulation allow telephone companies to lease their networks to video programmers under the video dial-tone platform. Also, the current regulatory environment appears to be fostering competition in cable television directly by telephone companies, and in telephone by cable companies. Regulation in a competitive environment is still evolving.

Adverse Effect of Regulation

      The Company is subject to regulation at the federal, state and local levels. Many aspects of such regulations are currently the subject of judicial proceedings and administrative or legislative proceedings or proposals. On October 5, 1992, Congress passed the Cable Act, which regulated certain subscriber rates and a number of other matters in the cable industry, such as mandatory carriage of local broadcast stations and retransmission consent, and which will increase the administrative costs of complying with such regulations. The most significant provision of the Cable Act requires the FCC to establish rules to ensure that rates for basic services are reasonable for subscribers in areas without effective competition as defined in the Cable Act. Few municipalities served by the Company are subject to effective competition. The FCC has adopted rules regulating cable television rates and these rules have adversely affected the Company's operating results. The Company's 1994 statement of operations includes charges aggregating approximately $150,000 relating to cable rate regulation liabilities.

      The Company anticipates that certain provisions of the Cable Act that do not relate to rate regulation -- such as the provisions relating to retransmission consent and customer service standards -- will reduce the operating margins of the Company.

      No assurance can be given at this time that the above matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the cable industry in general or the Company in particular.

Dependency on Franchise Renewals

      The Company's performance is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on acceptable terms.
Effective Control by Principal Shareholder

      C-TEC, through its wholly owned subsidiary C-TEC Properties, Inc., a Delaware corporation, owns approximately 43.63% of the outstanding shares of Common Stock, and C-TEC nominees constitute a majority of the Board of Directors of the Company. In addition, the Company has entered into a Management Agreement dated January 1, 1992 (the "Management Agreement") with C-TEC Cable Systems, Inc., a Delaware corporation and wholly owned subsidiary of C-TEC ("CCS"). Through its ownership of Common Stock and its representation on the Board of Directors of the Company, and as a result of the existence of the Management Agreement, C-TEC effectively controls the management and operations of the Company. However, C-TEC disclaims actual control of the Company due to the fact that 56.37% of the Common Stock of the Company is owned by other shareholders who have the power to remove the C-TEC nominees on the Company's Board of Directors. C-TEC's substantial ownership interest in, and effective control of the Company may tend to deter nonnegotiated tender offers or other efforts to obtain control of the Company and thereby preclude shareholders from having the opportunity to sell shares at prices higher than those otherwise prevailing.

      Pursuant to the C-TEC Rights Exercise Agreement, C-TEC has agreed, subject to the terms and conditions set forth in such Agreement, to exercise the Rights it receives and oversubscribe for all other Underlying Shares. It is likely that the Rights Offering will result in C-TEC owning over 50% of the Common Stock and having actual control of the Company. If no other Holders exercise their Rights, C-TEC will own 71.81% of the Common Stock after the Rights Offering. The opportunity to exercise the Oversubscription Privilege is available to all Holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege."

      The Management Agreement provides that the Company will pay CCS: (a) an annual fee equal to the greater of (i) $500,000 or (ii) a percentage of the Company's annual revenues (ranging from 5% of $10,000,000 of revenues, as defined, to 4% of revenues in excess of $20,000,000); and (b) an annual incentive bonus equal to 25% of the Company's earnings before interest, depreciation, amortization and taxes ("EBIDAT") as adjusted, during the applicable fiscal year less the base year EBIDAT of $3,850,000. During 1994, CCS earned management and incentive fees of approximately $1,100,000 pursuant to the Management Agreement.

Relationship with C-TEC; Conflicts of Interest

      C-TEC owns and operates cable television systems and is engaged in other aspects of the telecommunications industry. Certain persons serve as officers or directors of the Company and as officers or directors of one or more of C-TEC and its controlling entities. Additionally, the entities that control C-TEC also control MFS Communications Company, Inc., which provides a variety of telecommunications services, primarily over its digital fiber optic telecommunications networks. These relationships may lead to conflicts of interest. The Company has established an Audit/Affiliated Transactions Review Committee of the Board of Directors (the "ATR Committee") to evaluate certain transactions in which a potential conflict of interest may be involved. The ATR Committee comprises three members, none of whom are affiliated with C-TEC.

      All of the Company's executive officers are officers of C-TEC. The executive officers of the Company devote a majority of their time and attention to the business and affairs of C-TEC.

Market Risks Associated with the Common Stock


      The Subscription Price of $________ per share of Common Stock represents a discount of __% from the average closing bid price of $______, and a discount of ___% from the average closing ask price of $____, for the Common Stock as quoted on the OTC Bulletin Board for the 60 trading day period ending on ________ __, 1995, the day of the commencement of the Rights Offering. The Subscription Price represents a premium of __% over the closing bid price of $______, and a premium of ___% over the closing ask price of $____, for the Common Stock as quoted on the OTC
Bulletin Board on ________ __, 1995, the day of the commencement of the Rights Offering.


      There can be no assurance that the market price of the Common Stock will not decline during the period the Rights are outstanding or that, following the issuance of the Rights and the sale of the Underlying Shares upon exercise of Rights, a subscribing Rights holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. Once a holder of Rights has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked, absent certain material changes adversely affecting such holder. See "The Rights Offering--No Revocation." Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the shares of Common Stock that they have purchased in the Rights Offering.

      There is currently only a limited public market for the Common Stock. The Common Stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.). Holders who purchase Common Stock pursuant to the Rights Offering may have difficulty selling their Common Stock due to a lack of an active trading market.

Dilution

      Holders who do not exercise their Rights will experience a decrease in their proportionate interest in the equity ownership and voting power of the Company.

      The Subscription Price per share of Common Stock exceeds the net tangible book value per share of Common Stock, which is negative.
Accordingly, the purchasers of the Common Stock in the Rights Offering will experience immediate and substantial dilution. See "Dilution."

      The consummation of the Rights Offering will result in an increase of 2,393,530 shares of Common Stock outstanding.

				USE OF PROCEEDS

      The net cash proceeds from the Rights Offering after payment of fees and expenses are estimated to be approximately $8,000,000. Such net proceeds will be used (i) to repay $5,000,000 of outstanding indebtedness to Morgan Guaranty under the Credit Agreement and (ii) to repay $2,287,000 of outstanding indebtedness to C-TEC under the C-TEC Demand Notes. The remaining proceeds of approximately $713,000 will be used for other corporate purposes including capital expenditures.

      Interest under the Credit Agreement is based on the base rate, Libor or CD rates depending on the type of loan and terms of the agreement. At March 31, 1995, the weighted average effective interest rate under the Credit Agreement was 7.69%. Borrowings under the Credit Agreement are currently scheduled to mature as follows: $540,667 on August 31, 1995, $4,032,000 on December 31, 1995, and $5,040,000 on December 31, 1996, 1997 and 1998.
Pursuant to the Commitment Letter, and subject to the terms and conditions set forth therein, (i) the indebtedness of $5,000,000 evidenced by the Morgan Demand Note (as defined below) will be refinanced by cancelling such Note and increasing by $5,000,000 the amount outstanding under the Term Loan (as defined below) provided for under the Credit Agreement and (ii) borrowings under the Term Loan will be rescheduled to mature as set forth in "Recent Developments--Morgan Guaranty Debt Refinancing--Commitment Letter." See "Recent Developments--Morgan Guaranty Debt Refinancing."

      The C-TEC Demand Notes have no stated maturity, are payable upon demand and bear interest at a rate equal to the rate charged under the Credit Agreement. On June 30, 1995, the effective interest rate under each of the C-TEC Demand Notes was 6.875%. C-TEC owns 43.63% of the outstanding Common Stock and effectively controls the Company.

			      RECENT DEVELOPMENTS

Lahey Litigation and Settlement Agreement

      CCV, a subsidiary of the Company, was party to a lawsuit commenced in 1988 in the Circuit Court for the County of Ottawa, Michigan, relating to termination of Kenneth E. Lahey as president of CCV. Mr. Lahey asserted that as a result of the termination he is entitled to an amount equal to the fair market value of 10 percent of the outstanding shares of CCV stock (the "Lahey Interest"). The trial court determined that Mr. Lahey was entitled to an amount equal to the fair market value of the Lahey Interest and ordered, among other things, that an appraisal proceeding be held to determine such fair market value. The Company appealed such order, but the Michigan Court of Appeals upheld the trial court's decision on December 27, 1993. On December 16, 1994, a panel of three appraisers ("Panel") rendered a decision in favor of Mr. Lahey in the amount of $2,949,000. The Company requested the Circuit Court for the City of Ottawa to remand this proceeding back to the Panel for further consideration of certain factors which were not included in their decision on December 16, 1994. A hearing was held on January 16, 1995 before the Circuit Court for the City of Ottawa. The Court issued an Opinion on February 14, 1995 denying the Company's motions and sustaining the decision of the Panel in the amount of $2,949,000 and awarded pre-judgment interest in the amount of approximately $1,200,000. The Company filed a Motion for Reconsideration with the Court. On March 27, 1995, the Court issued an Order denying the Company's Motion for Reconsideration.

      On April 18, 1995, Mr. Lahey and the Company entered into the Lahey Settlement Agreement pursuant to which the Company has agreed to cause CCV to make payments totaling $4,300,000 in full satisfaction of all claims Mr. Lahey may have had against the Company or its affiliates. The payment schedule under the Lahey Settlement Agreement is as follows: (i) $100,000 upon signing of the Agreement, (ii) $1,400,000 on or before July 1, 1995 and (iii) $700,000 on or before July 1, 1996, 1997, 1998 and 1999. The initial payment of $100,000 and the payment of $1,400,000 due on or before July 1, 1995 (the "July 1995 Payment") have been paid. The Company had accrued approximately $4,400,000 as of December 31, 1994, representing management's best estimate of the Company's potential liability in respect of the matter.

      On June 30, 1995, C-TEC loaned the Company $1,400,000 to enable the Company to make the July 1995 Payment. The loan from C-TEC is evidenced by the June C-TEC Demand Note.

Morgan Guaranty Debt Refinancing

  General

      The Company had total outstanding debt of $26,979,667 at June 30, 1995, consisting of: (i) $5,000,000 of indebtedness to Morgan Guaranty under a demand note (the "Morgan Demand Note"), (ii) $19,692,667 of indebtedness under the Credit Agreement, (iii) $887,000 due under the March C-TEC Demand Note and
(iv) $1,400,000 due under the June C-TEC Demand Note. These amounts do not include obligations of the Company under the Lahey Settlement Agreement.

      The Morgan Demand Note has no stated maturity, is payable on demand and has an interest rate equal to a base rate (higher of (i) Morgan Guaranty's prime rate or (ii) the federal funds rate plus 1/2%) plus 1-3/4%. As of March 31, 1995, the effective rate of interest on the Morgan Demand Note was 10.75%.

      Interest under the Credit Agreement is based on the base rate, Libor or CD rates depending on the type of loan and terms of the agreement. As of March 31, 1995, the weighted average effective rate of interest on borrowings under the Credit Agreement was 7.69%. In December 1992 and December 1993, Morgan Guaranty agreed to allow the Company to restructure principal payments of $1,008,000 due in December 1992 and $2,016,000 due in December 1993 into three installments due in December 1992, March 1993 and June 1993 with respect to the December 1992 restructuring and December 1993, March 1994 and June 1994 with respect to the December 1993 restructuring. These restructured payments have been paid in full. In December 1994, Morgan Guaranty again agreed to allow the Company to restructure a principal payment of $3,024,000 due in December 1994 into three installments of $1,250,000 due and paid in December 1994, $887,000 due and paid in March and $887,000 due in June 1995, respectively. The remaining scheduled principal payment amounts and due dates were not affected. C-TEC loaned $887,000 to the Company on March 31, 1995 to enable the Company to make the principal payment of $887,000 scheduled for that date under the Credit Agreement. The loan from C-TEC is evidenced by the March C-TEC Demand Note. The Company and Morgan Guaranty rescheduled the payment due in June 1995. The Company made a principal payment of $346,333 on June 30, 1995. Borrowings under the Credit Agreement are currently scheduled to mature as follows: $540,667 on August 31, 1995, $4,032,000 on December 31, 1995, and $5,040,000 on December 31, 1996, 1997 and 1998.

  Commitment Letter

      On June 13, 1995, the Company and Morgan Guaranty entered into the Commitment Letter pursuant to which they agreed, subject to certain conditions as described below, to further amend the Credit Agreement and to enter into an additional 364-day facility as described below. Set forth below is a summary of the material provisions of the Commitment Letter. Such summary is not necessarily complete and is qualified in its entirety by reference to the Commitment Letter, which is included as an exhibit to the Company's Current Report on Form 8-K dated June 14, 1995.

      Subject to the terms and conditions of the Commitment Letter, (i) the Credit Agreement will be amended to be a 7.5 year amortizing term loan of approximately $24,692,667 with a final maturity of December 31, 2002 (the
"Term Loan") and (ii) Morgan Guaranty and the Company will enter into a 364-day revolving credit facility of $2,000,000 maturing 364 days from the date of the facility (the "364-Day Facility"). The indebtedness of $5,000,000 evidenced by the Morgan Demand Note will be refinanced as follows: (a) the Morgan
Demand Note will be cancelled and (b) the amount outstanding under the Term Loan will be increased by $5,000,000 from $19,692,667 to $24,692,667.

      The Company will be required to repay the Term Loan in equal quarterly installments aggregating the following amounts for the following years:


	 Year                     Aggregate Amount
	 ----                     ----------------

	 1995(1)                     $5,692,667
	 1996                        $1,500,000
	 1997                        $1,750,000
	 1998                        $2,100,000
	 1999                        $2,600,000
	 2000                        $3,750,000
	 2001                        $4,300,000
	 2002                        $3,000,000

- --------------------
      (1) In 1995, the remaining installment payments will be as follows: (i) $5,000,000 on or before the completion of the Rights Offering, (ii) $346,333 on September 30 and (iii) $346,334 on December 31.

      The Company will also be required to make prepayments (first to the Term
Loan) from the following sources: (i) the first $5,000,000 of net proceeds from the Rights Offering (which amount is included in the $5,692,667 to be repaid in 1995); (ii) 60% of any gross proceeds of the Rights Offering in excess of $8,500,000; (iii) 25% of the net proceeds of any future equity offerings (excluding equity placements, if any, with C-TEC); (iv) 100% of the net proceeds of any debt offerings; (v) 75% of the net cash proceeds of any permitted asset sales; and (vi) 75% of Excess Cash generated by the Company. For any given fiscal year, Excess Cash is generally defined as cash flow provided by operations less (a) $350,000, (b) capital expenditures, (c) principal payments and (d) payments under the Lahey Settlement Agreement. The Company has previously pledged the common stock of its operating subsidiaries to secure its obligations under the Credit Agreement. Such pledge will continue and will secure the obligations under both the Credit Agreement and the 364-Day Facility. The Company will endeavor to supplement this pledge by granting to Morgan Guaranty a first lien on certain material assets of the Company and its subsidiaries.

      As mentioned above, the obligation of Morgan Guaranty to amend the Credit Agreement, and to enter into the 364-Day Facility, in accordance with the Commitment Letter is subject to certain conditions, including the condition that the gross proceeds to the Company from the Rights Offering must be at least $8,500,000. Although the Company believes that these conditions will be satisfied, no assurance can be given in that regard. In the event that the Credit Agreement is not amended in accordance with the Commitment Letter, the Company will review all available options, which would include the sale of assets, the raising of equity and the issuance of subordinated debt, among other things. There can be no assurances that, in such an event, the Company would be able to pursue any such options successfully and thereby restructure its debt and equity.


		PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      The Common Stock trades on the over-the-counter market. From May 1989 until February 1992 the principal market for the Common Stock was The Nasdaq Stock Market ("Nasdaq"). However, the Common Stock's Nasdaq designation was terminated on February 6, 1992 because the Company did not meet Nasdaq's minimum capital and surplus requirements. Since then, the Common Stock has been, and presently is, quoted on the OTC Bulletin Board (with such quotes reported in the pink sheets of the National Quotations Bureau, Inc.) under the symbol "MEEO." The following table indicates the high and low per-share bid prices for the Common Stock as quoted on the OTC Bulletin Board since February 7, 1992, the first date quotes were available for the Common Stock on the OTC Bulletin Board following termination of the Nasdaq designation. Prices listed below represent inter-dealer quotations without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. Trading of the Common Stock has been limited and sporadic and thus does not constitute an established public trading market.

					     High                Low
					     ----                ---
1992
      First Quarter(1).........              $4.00              $3.50
      Second Quarter...........               4.00               3.50
      Third Quarter............               3.50               3.00
      Fourth Quarter...........               3.00               2.50
1993
      First Quarter............               3.50               2.75
      Second Quarter...........               3.50               2.75
      Third Quarter............               4.00               2.75
      Fourth Quarter...........               4.125              3.125
1994
      First Quarter............               4.00               3.75
      Second Quarter...........               4.00               3.25
      Third Quarter............               3.50               3.00
      Fourth Quarter...........               3.75               3.00


1995
      First Quarter............               3.75               3.75
      Second Quarter...........               3.75               3.75
      Third Quarter(2).........               3.75               2.75

- -----------------
(1)  From February 7, 1992.
(2)  Through the close of business on July 12, 1995.


      The Company has not paid dividends in recent years due to the Company's financial condition and does not expect to pay dividends in the foreseeable future. In addition, the Credit Agreement prohibits the payment of dividends on the Company's Common Stock.

				   DILUTION

      The Company currently has a negative net worth. The net tangible book value of the shares of Common Stock as of March 31, 1995 was a deficiency of approximately $(15,900,000), or $(6.63) per share. "Net tangible book value" per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,393,530 shares of Common Stock offered hereby (assuming full exercise of the Rights) and after deducting the estimated offering expenses, the pro forma net tangible book value of the Company as of March 31, 1995 would have
been approximately $[     ], or $[  ] per share, representing an immediate and
substantial dilution of $[ ] per share in respect of shares of Common Stock purchased pursuant to this Rights Offering. The following table illustrates this per share dilution:

      Subscription Price......................................         $[  ]
	  Net tangible book value per share before offering... $(6.63) Increase per share attributable to shareholders
	     exercising Rights................................ [  ]
      Pro forma net tangible book value per share after offering        [  ]
      Dilution to shareholders exercising Rights(1)...........        $ [  ]

- ------------
(1) Dilution is determined by subtracting the net tangible book value per share from the Subscription Price paid by an investor for a share of Common Stock in the Rights Offering.

			      THE RIGHTS OFFERING

The Rights


      The Company is distributing non-transferable Rights at no cost to the record holders ("Holders") of outstanding shares of Common Stock as of the close of business on July 20, 1995 (the "Record Date"). The Company will distribute one Right for every share of Common Stock held on the Record Date. The Rights will be evidenced by non-transferable subscription certificates (the "Subscription Certificates") and each such Right entitles the holder thereof to subscribe for one share of Common Stock.

      The Subscription Price of $________ per share of Common Stock represents a discount of __% from the average closing bid price of $______, and a discount of ___% from the average closing ask price of $____, for the Common Stock as quoted on the OTC Bulletin Board for the 60 trading day period ending on ________ __, 1995, the day of the commencement of the Rights Offering. The Subscription Price represents a premium of __% over the closing bid price of $______, and a premium of ___% over the closing ask price of $____, for the Common Stock as quoted on the OTC
Bulletin Board on ________ __, 1995, the day of the commencement of the Rights Offering. There can be no assurance that the Common Stock will trade at prices above the Subscription Price. See "Risk Factors--Market
Risks Associated with the Common Stock."


      The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by holders of the Rights. Pursuant to the C-TEC Rights Exercise Agreement, C-TEC has agreed, subject to the terms and conditions set forth in such Agreement, to exercise the Rights it receives for
an aggregate subscription price of $[         ] and to exercise the
Oversubscription Privilege to subscribe for all other Underlying Shares. See "The Rights Offering--C-TEC Rights Exercise Agreement." The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege." If C-TEC does not exercise the Basic Subscription Privilege in respect of the Rights it receives or does not exercise the Oversubscription Privilege to subscribe for all other Underlying Shares, each other Rights holder who has previously exercised Rights will be provided the opportunity to revoke such exercise.

      BEFORE EXERCISING ANY RIGHTS, POTENTIAL INVESTORS ARE URGED TO READ CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS."

Expiration Date


      The Rights will expire at 5:00 p.m., New York City time, on August 10, 1995, unless extended (as it may be extended, the "Expiration Date"), provided that the Expiration Date shall in no event be later than September 8, 1995. After such time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


Subscription Privileges

      Basic Subscription Privilege. Each Right will entitle the Holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the corresponding Rights have been validly exercised and full payment for shares has been received and cleared.

      Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for additional shares of Common Stock (the "Oversubscription Privilege") up to the amount offered hereby. All beneficial holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege.

      Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege (the "Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each beneficial holder exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege. Certificates representing shares of Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Underlying Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

Exercise of Rights

      Rights may be exercised by delivering to The First National Bank of Boston (the "Subscription Agent"), at or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Any Rights holder subscribing for an aggregate of more than 25,000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 25,000 until the Expiration Date. As of the date hereof, five unaffiliated holders of record held more than 25,000 shares of Common Stock. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. The Company has agreed pursuant to the C-TEC Rights Exercise Agreement to grant such a waiver to C-TEC. All payments must be by (a) check or bank draft drawn upon a U.S. bank or postal or express money order payable to The First National Bank of Boston, as Subscription Agent, or (b) by wire transfer of same-day funds, in which case please contact the Subscription Agent at (617) 575-2700 for such information. Payments will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft upon a U.S. bank or of any postal or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, holders of Rights who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

      The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

	    By Mail:

	    The First National Bank of Boston
	    P.O. Box 1872
	    Mail Stop 45-01-19
	    Boston, Massachusetts
	    02105-1872

	    By Hand:

	    BancBoston Trust Company of
	      New York
	    55 Broadway
	    3rd Floor
	    New York, New York
	    10006

	    By Overnight Courier:

	    The First National Bank of Boston
	    Shareholder Services Division
	    150 Royall Street
	    Mail Stop 45-01-19
	    Canton, Massachusetts
	    02021

If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

	  (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege (subject to the right of the Company to waive advance payment in respect of the Oversubscription Privilege as described above) to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

	 (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice ("Notice of Guaranteed Delivery"), substantially in the form provided with the instructions as to use of Mercom, Inc. Subscription Certificates (the "instructions") distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. ("NASD"), or from a commercial bank or trust company having an office or correspondent in the United States or from a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Exchange Act (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five business days following the Expiration Date; and

	(iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any signatures required to be guaranteed so guaranteed, is received by the Subscription Agent within five business days following the Expiration Date. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy no. (617) 575-2232 or -2233). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent, whose address and telephone number are set forth under "Information Agent."

      Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Common Stock which such holder subscribed for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected.

      Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution or other eligible guarantor institution which is a member of or a participant in a medallion guarantee program acceptable to the Subscription Agent.

      Holders who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through a record holder should contact the holder and request the holder to act in accordance with such beneficial owner's instructions. If a beneficial owner wishes to obtain a separate Subscription Right Certificate, such beneficial owner should contact the nominee as soon as possible and request that a separate Subscription Right Certificate be issued. A nominee may request any Subscription Right Certificate held by it to be split into such smaller denominations as it wishes, provided that the Subscription Right Certificate is received by the Subscription Agent, properly endorsed, no later than the Expiration Date. In no event will a Subscription Certificate be issued in the name of a resident of the State of California.

      The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

      THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

      All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company, the Subscription Agent, nor the Information Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

      Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent, MacKenzie Partners, Inc., at its address set forth under "Information Agent" (telephone: (212) 929-5500 or (800) 322-2885).

No Revocation

      ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED, UNLESS (1) A MATERIAL CHANGE TO THE TERMS OF THE RIGHTS OFFERING IS MADE THAT ADVERSELY AFFECTS THE RIGHTS HOLDER OR (2) C-TEC DOES NOT EXERCISE THE BASIC SUBSCRIPTION PRIVILEGE IN RESPECT OF THE RIGHTS IT RECEIVES OR DOES NOT EXERCISE THE OVERSUBSCRIPTION PRIVILEGE TO SUBSCRIBE FOR ALL OTHER UNDERLYING SHARES.

Non-Transferability of Rights

      The Rights are not transferable and will not be traded on any securities exchange or quoted on any inter-dealer quotation system. Rights may only be exercised or permitted to expire. Holders of shares of Common Stock who determine not to exercise their Rights may not transfer their Rights and, at the Expiration Date, Rights which have not been exercised will expire and be null and void and have no value, provided that Rights may be transferred by operation of law in the case of death, dissolution, liquidation or bankruptcy of the Rights holder, or pursuant to an order of an appropriate court.

Procedures for Book Entry Transfer Facility Participants

      The Company anticipates that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of the Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively, the "Book Entry Facilities"; Rights exercised through any such facility are referred to as "Book Entry Exercised Rights"). The holder of a Book Entry Exercised Right may exercise the Oversubscription Privilege in respect of such Book Entry Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a Nominee Holder Oversubscription Form, together with payment of the Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Any Rights holder subscribing for an aggregate of more than 25,000 Underlying Shares pursuant to the Oversubscription Privilege prior to the Expiration Date shall not be required to deliver payment for such number of Underlying Shares in excess of 25,000 until the Expiration Date. The Company, in its sole discretion, may determine to waive payment for such excess number of Underlying Shares until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. The Company has agreed pursuant to the C-TEC Rights Exercise Agreement to grant such a waiver to C-TEC. Copies of the Nominee Holder Oversubscription Form may be obtained from the Subscription Agent.

Determination of Subscription Price

      The Subscription Price was determined by the Company and its Board of Directors. In making this determination, the material factors considered by the Company were the amount of proceeds that the Company needs to raise, the average market price of the Common Stock, the pro rata nature of the offering and pricing policies customary for transactions of this type. The Subscription Price should not be considered an indication of the actual value of the Company or the Common Stock.

C-TEC Rights Exercise Agreement

      C-TEC will receive 1,044,194 Rights in respect of the shares of Common Stock it owns, and such Rights represent 43.63% of the total Rights to be distributed. C-TEC and the Company have entered into the C-TEC Rights Exercise Agreement dated as of the date hereof. Pursuant to the C-TEC Rights Exercise Agreement, C-TEC has agreed, subject to certain terms and conditions, to exercise the Rights it receives for an aggregate subscription price of $[
   ] and to exercise the Oversubscription Privilege to subscribe for all other Underlying Shares. The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege."

      It is likely that the Rights Offering will result in C-TEC owning over 50% of the Common Stock and having actual control of the Company. If no Holders other than C-TEC exercise their Rights, C-TEC will own approximately 71.81% of the Common Stock after the Rights Offering. If C-TEC does not exercise the Basic Subscription Privilege in respect of the Rights it receives or does not exercise the Oversubscription Privilege to subscribe for all other Underlying Shares, each other Rights holder who has previously exercised Rights will be provided the opportunity to revoke such exercise.

      C-TEC effectively controls the Company, and its nominees constitute a majority of the Board of Directors of the Company. The C-TEC Rights Exercise Agreement was approved by the ATR Committee.

Foreign and Certain Other Shareholders

      Subscription Certificates will not be mailed to Holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such a Holder must notify the Subscription Agent, and must establish to the satisfaction of the Subscription Agent that such exercise is permitted under applicable law. If the procedures set forth in the preceding sentence are not followed prior to the Expiration Date, the Rights will expire.

Other Matters

      The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of Common Stock from Rights holders who are residents of any such state or other jurisdiction. The Company may delay the commencement of the Rights Offering in certain states or other jurisdictions, or change the terms of the Rights Offering, in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Rights Offering. If any such change is made that is material and has an adverse effect on any holder that has previously exercised Rights, such holder will be provided the opportunity to revoke such exercise. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions, in which event Rights holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.

      The Rights Offering is not being made, and Subscription Certificates will not be distributed, to residents of the State of California, as the California Department of Corporations has determined that the Rights Offering does not meet the requirements of the Code of Regulations promulgated under the California Corporate Securities Law of 1968, as amended. By executing a Subscription Certificate, the Holder will be deemed to have represented that it is not a resident of the State of California.


		    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain United States federal income tax considerations applicable to U.S. Holders who hold Common Stock as a capital asset and who receive Rights in respect of such Common Stock in the initial issuance of the Rights (the "Issuance"). This summary is based upon laws, regulations, rulings and decisions currently in effect. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), nor does it discuss any aspect of state, local or foreign tax laws.

Issuance of the Rights

      Holders of Common Stock will not recognize taxable income in connection with the receipt or exercise of the Rights.

Basis and Holding Period of the Rights

      Except as provided in the following sentence, the basis of the Rights received by a shareholder as a distribution with respect to such shareholder's Common Stock will be zero. If either (i) the fair market value of the Rights on the date of Issuance is 15% or more of the fair market value (on the date of Issuance) of the Common Stock with respect to which they are received or
(ii) the shareholder elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Common Stock to the Rights, then upon exercise of the Rights, the shareholder's basis in such Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market values of each on the date of Issuance. The holding period of a shareholder with respect to the Rights received as a distribution on such shareholder's Common Stock will include the shareholder's holding period for the Common Stock with respect to which the Rights were issued.

Lapse of the Rights

      Shareholders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such holders of the Rights.

Exercise of the Rights; Basis
and Holding Period of Common Stock

      Holders of Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the Rights holder's basis in such Rights (if any) as described above. The holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

      THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING ON HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.


			 DESCRIPTION OF CAPITAL STOCK

      The following general summary of the Common Stock summarizes certain material elements of the Company's Certificate of Incorporation (the "Certificate of Incorporation"). Such summary is not necessarily complete and is qualified in its entirety by reference to the Certificate of Incorporation, a copy of which is on file with the Commission. See "Available Information."

      The authorized capital stock of the Company is 5,150,000 shares, consisting of 5,000,000 shares of Common Stock, par value $1.00 per share, and 150,000 shares of Preferred Stock, par value $100 per share ("Preferred Stock"). As of the date hereof, the Company has outstanding 2,393,530 shares of Common Stock and no shares of Preferred Stock.

      With respect to all matters upon which shareholders are entitled to vote (including the election of directors), every holder of Common Stock is entitled to cast one vote for each share of the Common Stock held. Holders of Common Stock are not permitted to cumulate their votes for the election of directors. The Certificate of Incorporation does not provide for preemptive rights for the Common Stock.

      The Certificate of Incorporation authorizes the Company's Board of Directors, to the full extent permitted by law, to issue shares of Preferred Stock and to fix by resolution such voting rights, designations, powers, preferences, privileges, limitations, options, conversion rights or other special rights, as it deems fit.

      The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

      The number of shares of Common Stock that will be issued in connection with the Rights Offering is 2,393,530. The issuance of such shares pursuant to the Rights Offering will result in a 100% increase in the number of outstanding Common Shares.

      The outstanding shares of the Common Stock trade on the over-the-counter market under the symbol "MEEO."

			      SUBSCRIPTION AGENT

      The Company has appointed The First National Bank of Boston as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price (other than wire transfers) should be delivered, as well as the address to which any Notice of Guaranteed Delivery must be delivered, is:

	    By Mail:

	    The First National Bank of Boston
	    P.O. Box 1872
	    Mail Stop 45-01-19
	    Boston, Massachusetts
	    02105-1872

	    By Hand:

	    BancBoston Trust Company of
	    New York
	    55 Broadway
	    3rd Floor
	    New York, New York
	    10006

	    By Overnight Courier:

	    The First National Bank of Boston
	    Shareholder Services Division
	    150 Royall Street
	    Mail Stop 45-01-19
	    Canton, Massachusetts
	    02021


The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify the Subscription Agent from certain liabilities in connection with the Rights Offering.




			       INFORMATION AGENT

      The Company has appointed MacKenzie Partners, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.

			      MacKenzie Partners, Inc.
			      156 Fifth Avenue
			      9th Floor
			      New York, New York
			      10010
					or
			      Call Toll Free
			      (800) 322-2885

The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.


				 LEGAL MATTERS

      The validity of the authorization and issuance of the securities offered hereby is being passed upon by Raymond B. Ostroski, Executive Vice President and General Counsel of the Company. Davis Polk & Wardwell, New York, New York, will advise the Company with respect to certain other matters relating to the Rights Offering.


				    EXPERTS

      The Company's consolidated balance sheets as of December 31, 1994 and 1993 and the consolidated statements of operations, shareholders' capital deficiency and cash flows for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph referring to the Company's change in method of accounting for income taxes, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

No dealer, salesperson or any other person has
been authorized to give any information or to
make any representations other than those
contained or incorporated by reference in this
Prospectus in connection with the offer made by
this Prospectus, and, if given or made, such
information or representation must not be relied              MERCOM, INC.
upon as having been sanctioned or authorized by
the Company.  Neither the delivery of this
Prospectus nor any sale made hereunder shall
under any circumstances create any implication
that there has been no change in the affairs of the
Company since the date hereof.  This Prospectus
does not constitute an offer or solicitation by             2,393,530 Shares
anyone in any jurisdiction in which the person
making such offer or solicitation is not qualified to         Common Stock
do so or to any person to whom it is unlawful to make such offer or solicitation.

- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------


	TABLE OF CONTENTS

				Page

Available Information............ 2                  ---------------
Documents Incorporated
    by Reference..................2                     PROSPECTUS
Prospectus Summary............... 3
Risk Factors..................... 9                  ---------------
Use of Proceeds..................12
Recent Developments..............13
Price Range of Common Stock and
    Dividend Policy..............15
Dilution.........................16
The Rights Offering..............17
Certain Federal Income Tax
    Consequences.................23
Description of Capital Stock.....24
Subscription Agent...............25                Dated July __, 1995
Information Agent................26
Legal Matters....................26
Experts..........................26


				  PART II

		  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee and the NASD review fee.

SEC registration fee.................................   $  3,302

NASD review fee......................................   $  1,458

Financial Advisor's fees and expenses................   $125,000

Subscription Agent's fees and expenses...............   $ 20,000

Information Agent's fees and expenses................   $ 20,000

Accounting fees......................................   $ 20,000

Legal fees and expenses (including Blue
 Sky fees and expenses)..............................   $125,000

Printing and engraving fees..........................   $ 20,000

Miscellaneous........................................   $165,240
							--------

   Total.............................................   $500,000
							========


Item 15.  Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") grants each corporation organized thereunder the power to indemnify its directors and officers against liabilities for certain of their acts.
Article 8 of the Company's Certificate of Incorporation provides for indemnification of directors, except for liability (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for intentional misconduct or knowing violation of law, (iii) under DGCL Section 174 or (iv) for any transaction from which the director derived an improper personal benefit. Article VIII of the Company By-Laws provides that, except as prohibited by law, any director, officer, employee or agent of the Company is entitled to be indemnified in any action or proceeding in which he or she may be involved by virtue of holding such position to the fullest extent permissible under DGCL Section 145.

      In addition, the Company maintains a directors' and officers' liability insurance policy.

      For the undertaking with respect to indemnification, see Item 17 herein.


Item 16.  Exhibits

      1     -     Form of C-TEC Rights Exercise Agreement*

      5     -     Opinion of Raymond B. Ostroski

      23(a) -     Consent of Coopers & Lybrand L.L.P.

      23(b) -     Consent of Raymond B. Ostroski (included in Exhibit 5)

      24(a) - Power of attorney (included in the signature page to the Registration Statement)*

      99(a) -     Form of Subscription Certificate*

      99(b) -     Form of Instructions for Subscription Certificates*

      99(c) -     Form of Notice of Guaranteed Delivery*

      99(d) -     Form of Subscription Agency Agreement*

      99(e) -     Form of Nominee Holder Oversubscription Exercise Form*

      99(f) -     Form of Nominee Holder Certification*

      99(g) -     Important Tax Information*

- -------------------
*  Previously filed.


Item 17.  Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


				SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, State of New Jersey, on the 13th day of July, 1995.




						MERCOM, INC.


						By   /s/  Bruce C. Godfrey
						   -------------------------
						     Bruce C. Godfrey
						     Executive Vice President
						       and Chief Financial
						       Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.



      Signature                     Title                      Date
      ---------                     -----                      ----

			       Director, Chairman and
	  *                    Chief Executive Officer     July 13, 1995
- -----------------------
  David C. McCourt


			       Director, President and
	  *                    Chief Operating Officer     July 13, 1995
- -----------------------
  Michael J. Mahoney

			       Director, Executive Vice
			       President and Chief
			       Financial Officer
			       (Principal Financial
	  *                    and Accounting Officer)     July 13, 1995
- -----------------------
  Bruce C. Godfrey

			       Director, Executive Vice    July 13, 1995
			       President and General
	  *                    Counsel
- -----------------------
  Raymond B. Ostroski


	  *                    Director                    July 13, 1995
- -----------------------
  Clifford L. Jones


	  *                    Director                    July 13, 1995
- -----------------------
  Harold J. Rose, Jr.


	  *                    Director                    July 13, 1995
- -----------------------
 George C. Stephenson



*By:   /s/  Raymond B. Ostroski
    ---------------------------
     Raymond B. Ostroski
      Attorney-in-Fact



			       EXHIBIT INDEX



Exhibit
Number          Description of Document
- -------         -----------------------

1               Form of C-TEC Rights Exercise Agreement*

5               Opinion of Raymond B. Ostroski

23(a)           Consent of Coopers & Lybrand L.L.P.

23(b)           Consent of Raymond B. Ostroski (included in Exhibit 5)

24(a) Power of attorney (included in the signature page to the Registration Statement)*

99(a)           Form of Subscription Certificate*

99(b)           Form of Instructions for Subscription Certificates*

99(c)           Form of Notice of Guaranteed Delivery*

99(d)           Form of Subscription Agency Agreement*

99(e)           Form of Nominee Holder Oversubscription Exercise Form*

99(f)           Form of Nominee Holder Certification*

99(g)           Important Tax Information*

- -----------------------
*  Previously filed